Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

www.drinkerbiddle.com

August 28, 2018

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Valerie Lithotomos

Re:	Mirae Asset Discovery Fund: Registration Nos. 333-166018 and 811-22406 (the “Registrant”)

Dear Ms. Lithotomos:

This letter is in response to your comments provided via telephone, regarding Post-Effective Amendment No. 54 to the Registrant’s registration statement on Form N-1A filed with the Securities and Exchange Commission (“SEC”) on June 29, 2018.

1.	Comment: Please briefly explain why the fee and expense tables were not completed in this Post-Effective Amendment filing.

Response: The Registrant filed the Post-Effective Amendment pursuant to Rule 485(a) of the Securities Act of 1933, as amended only to include the sales load variation disclosure required by two intermediaries. The Registrant’s Administrator did not receive the updated fee and expense information in until after the deadline for filing the Post-Effective Amendment under Rule 485(a). The fee and expense tables will be completed in the next Post-Effective Amendment to be filed under Rule 485(b).

2.	Comment: Please confirm that the only intermediaries that have requested the sales charge variations are Morgan Stanley Smith Barney LLC and LPL Financial.

Response: In addition to Morgan Stanley Smith Barney LLC and LPL Financial, the Registrant was recently notified by Raymond James that it will be requesting certain sales charge variations to be effective on March 1, 2019. The Registrant plans to file another Post-Effective Amendment pursuant to Rule 485(a) after August 28, 2018 to add the Raymond James disclosure to the Prospectus Appendix A to go effective no later than March 1, 2019.

3.	Comment: Please supplementally provide more information about the nature of the agreement that financial intermediaries have entered into with the Fund’s distributor referenced in item 12 under “Initial Sales Charge Waivers” in the Prospectus.

Response: The agreements between the financial intermediaries and the Fund’s distributor are routine agreements that allow customers to purchase shares as part of their brokerage account and may generally set forth, for example, the services to be provided, the compensation, if any, the procedures for transmitting orders for purchases and redemptions, compliance with frequent trading restrictions, anti-money laundering monitoring and recordkeeping, among other things.

The preceding comments and related responses have been provided by and discussed with management of the Registrant.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2699.

Sincerely,

/s/ Nancy P. O’Hara

Nancy P. O’Hara